                                                           HI -- EXHIBIT 99(a)

HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c) Regulatory Assets and Other Long-Lived Assets.

    The Company and certain subsidiaries of NorAm apply the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," to the accounts of Electric Operations, Natural Gas Distribution and the Interstate Pipeline operations of MRT. In general, SFAS No. 71 permits a company with cost-based rates to defer certain costs that would otherwise be expensed to the extent that the rate regulated company is recovering or expects to recover such costs in rates charged to its customers.

    The following is a list of regulatory assets and liabilities reflected on the Company's Consolidated Balance Sheet as of December 31, 1997, detailed by Electric Operations and other segments.

                                                                                   ELECTRIC                TOTAL
                                                                                  OPERATIONS    OTHER     COMPANY
                                                                                  ----------    -----     -------
                                                                                       (MILLIONS OF DOLLARS)
       Deferred plant costs -- net . . . . . . . . . . . . . . . . . . . . . .      $  562                 $  562
       Recoverable project costs -- net  . . . . . . . . . . . . . . . . . . .          78                     78
       Regulatory tax asset -- net . . . . . . . . . . . . . . . . . . . . . .         357                    357
       Unamortized loss on reacquired debt . . . . . . . . . . . . . . . . . .         127                    127
       Deferred debits . . . . . . . . . . . . . . . . . . . . . . . . . . . .          71       $ 48         119
       Accumulated deferred income taxes -- regulatory tax  asset  . . . . . .         (99)                   (99)
                                                                                    ------                 ------
                 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,096       $ 48      $1,144
                                                                                    ======       ====      ======

    If, as a result of changes in regulation or competition, the Company and NorAm's ability to recover these assets and/or liabilities would not be assured, then pursuant to SFAS No. 101, "Accounting for the Discontinuation of Application of SFAS No. 71" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company and NorAm would be required to write off or write down such net regulatory assets to the extent that they ultimately were determined not to be recoverable.

    Effective January 1, 1996, the Company and NorAm adopted SFAS No. 121. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of the standard did not result in a write-down of the carrying amount of any asset on the books of the Company or NorAm.

    In July 1997, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of FASB Statements No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71" (EITF 97-4). EITF 97-4 concluded that the application of SFAS No. 71 to a segment which is subject to a deregulation plan should cease when the legislation and enabling rate order contain sufficient detail for the utility to reasonably determine what the transition plan will entail. In addition, EITF 97-4 requires the regulatory assets and liabilities to be allocated to the applicable portion of the electric utility from which the source of the regulated cash flows will be derived. On June 2, 1997, the Texas legislature adjourned without having adopted or taken any formal action with respect to various proposals concerning the restructuring of the Texas electric utility industry, including proposals related to retail electric competition and stranded cost recovery. At this time, the Company cannot predict what, if any, action the Texas legislature may take in the next legislative session (scheduled to commence in 1999) with respect to any of these proposals or the ultimate form in which such proposals may be adopted, if at all. Although the Company has determined that no impairment loss or write-offs of regulatory assets need be recognized for applicable assets of continuing operations as of December 31, 1997, this conclusion may change in the future (i) as competition influences wholesale and retail pricing in the electric utility industry, (ii) depending on regulatory action, if any and
(iii) depending on legislation, if any, that is passed.

(n) Investments in Time Warner Securities.

    The Company owns 11 million shares of non-publicly traded Time Warner convertible preferred stock (TW Preferred). The TW Preferred is redeemable after July 6, 2000, has an aggregate liquidation preference of $100 per share (plus accrued and unpaid dividends), is entitled to annual dividends of $3.75 per share until July 6, 1999, is currently convertible by the Company and after July 6, 1999 is exchangeable by Time Warner into approximately 22.9 million shares of Time Warner common stock. Each share of preferred stock is entitled to two votes (voting together with the holders of the Time Warner common stock as a single class).

    The Company has recorded its investment in these securities at a value of $990 million on the Company's Consolidated Balance Sheets. Investment in the TW Preferred is accounted for under the cost method. Dividends on these securities are recognized as income at the time they are earned. The Company recorded pre-tax dividend income with respect to the Time Warner securities of $41.3 million, $41.6 million and $20.1 million in 1997, 1996 and 1995, respectively.

    To monetize its investment in the TW Preferred, the Company sold in July 1997, 22.9 million of its unsecured 7% ACES. For additional information about the offering of ACES, see Note 8(e). As a result of the issuance of the ACES, a portion of the increase in the market value above $55.5844 per share of Time Warner common stock (the security into which the TW Preferred is convertible) results in unrealized accounting losses to the Company for the ACES, pending the conversion of the Company's TW Preferred into Time Warner common stock. For example, prior to the conversion of the TW Preferred into Time Warner common stock, when the market price of Time Warner common stock increases above $55.5844, the Company records in Other Income (Expense) an accounting loss for the ACES equal to (i) the aggregate amount of such increase as applicable to all ACES multiplied by (ii) 0.8264. In accordance with generally accepted accounting principles, this accounting loss (which reflects the unrealized increase in the Company's indebtedness with respect to the ACES) may not be offset by accounting recognition of the increase in the market value of the Time Warner common stock that underlies the TW Preferred. Upon conversion of the TW Preferred, the Company will begin recording unrealized net changes in the market prices of the Time Warner common stock and the ACES as a component of common stock equity.

    As of December 31, 1997, the market price of Time Warner common stock was $62.00 per share. Accordingly, the Company recognized an increase of $121 million in the unrealized liability relating to its ACES indebtedness (which resulted in an after-tax earnings reduction of $79 million or $.31 per share). The Company believes that this unrealized loss for the ACES is more than economically hedged by the approximately $430 million unrecorded unrealized gain at December 31, 1997 relating to the increase in the fair value of the Time Warner common stock underlying the investment in TW Preferred since the date of its acquisition. As of February 28, 1998, the price of Time Warner common stock was $67.50 per share which would have resulted in the Company recognizing an additional increase of $104 million in the unrealized liability represented by its indebtedness under the ACES. The related unrecorded unrealized gain as of February 28, 1998 would have been computed as an additional $126 million.

(2) DERIVATIVE FINANCIAL INSTRUMENTS (RISK MANAGEMENT)

(a) Trading Activities.

    The Company, through NES, a subsidiary of NorAm, offers price risk management services primarily in the natural gas and electric industries. NES provides these services through, and by utilizing, a variety of derivative financial instruments, including fixed-price swap agreements, variable-price swap agreements, exchange-traded energy futures and option contracts, and swaps and options traded in the over-the-counter financial markets. Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between either industry pricing publications or exchange quotations.

    Certain trading transactions qualify for hedge accounting and accordingly unrealized gains and losses associated with these transactions are deferred. For trading transactions that do not qualify for hedge accounting, NES uses mark- to-market accounting. Accordingly, such financial instruments are recorded at fair value with realized and unrealized gains (losses) recorded as a component of operating revenues in the Company's Consolidated Statements of Income. The recognized, unrealized balance is recorded as a deferred debit on the Company's Consolidated Balance Sheets.

    The notional quantities and maximum terms of derivative financial instruments held for trading purposes at December 31, 1997 are presented below (volumes in billions of British thermal units equivalent (Bbtue)):

                                                                                       VOLUME-FIXED
                                                                        VOLUME-FIXED      PRICE         MAXIMUM
                                                                         PRICE PAYOR     RECEIVER     TERM (YEARS)
                                                                         -----------     --------     ------------
      Natural gas . . . . . . . . . . . . . . . . . . . . . . . . . .      85,701         64,890           4
      Electricity . . . . . . . . . . . . . . . . . . . . . . . . . .      40,511         42,976           1

    In addition to the fixed-price notional volumes above, NES also has variable-price swap agreements, as discussed above, totaling 101,465 Bbtue. Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks.

    The estimated fair value of derivative financial instruments held for trading purposes at December 31, 1997 are presented below (dollars in millions):

                                                                                                  AVERAGE FAIR
                                                                            FAIR VALUE              VALUE(a)
                                                                            ----------              --------
                                                                        ASSETS    LIABILITIES  ASSETS    LIABILITIES
                                                                        ------    -----------  ------    -----------
      Natural gas . . . . . . . . . . . . . . . . . . . . . . . . .      $ 46        $39         $56         $48
      Electricity . . . . . . . . . . . . . . . . . . . . . . . . .      $  6        $ 6         $ 3         $ 2

-----------

(a) Computed using the ending balance of each month.

    Substantially all of the fair value shown in the table above at December 31, 1997 has been recognized in income. The fair value as of and for the year ended December 31, 1997 was estimated using quoted prices where available and considering the liquidity of the market for the derivative financial instruments. The prices are subject to significant changes based on changing market conditions. The derivative financial instruments included in the NES trading portfolio as of and for the year ended December 31, 1996 were immaterial.

    The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum and average terms disclosed herein are not indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(b) Non-Trading Activities.

    To reduce the risk from market fluctuations in the price of electric power, natural gas and related transportation, NorAm and certain of its subsidiaries enter into futures transactions, swaps and options (Energy Derivatives) in order to hedge certain natural gas in storage, as well as certain expected purchases, sales and transportation of natural gas and electric power (a portion of which are firm commitments at the inception of the hedge). Energy Derivatives are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. Usage of electricity derivative financial instruments by the Company and its subsidiaries for purposes other than trading is immaterial.

    Certain subsidiaries of the Company also utilize interest-rate derivatives (principally interest-rate swaps) in order to adjust the portion of its overall borrowings which are subject to interest-rate risk, and also utilize such derivatives to effectively fix the interest rate on debt expected to be issued for refunding purposes.

    For transactions involving either Energy Derivatives or interest-rate derivatives, hedge accounting is applied only if the derivative (i) reduces the price risk of the underlying hedged item and (ii) is designated as a hedge at its inception. Additionally, the derivatives must be expected to result in financial impacts which are inversely correlated to those of the item(s) to be hedged. This correlation (a measure of hedge effectiveness) is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of a correlation of at least 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied.

    In the case of interest-rate swaps associated with existing obligations, cash flows and expenses associated with the interest-rate derivative transactions are matched with the cash flows and interest expense of the obligation being hedged, resulting in an adjustment to the effective interest rate. When interest rate swaps are utilized to effectively fix the interest rate for an anticipated debt issuance, changes in the market value of the interest-rate derivatives are deferred and recognized as an adjustment to the effective interest rate on the newly issued debt.

    Unrealized changes in the market value of Energy Derivatives utilized as hedges are not generally recognized in the Company's Consolidated Statements of Income until the underlying hedged transaction occurs. Once it becomes probable that an anticipated transaction will not occur, deferred gains and losses are recognized. In general, the financial impact of transactions involving these Energy Derivatives is included in the Company's Statement of Consolidated Income under the captions (i) fuel expenses, in the case of natural gas transactions, and (ii) purchased power, in the case of electric power transactions. Cash flows resulting from these transactions in Energy Derivatives are included in the Company's Statements of Consolidated Cash Flows in the same category as the item being hedged.

    At December 31, 1997, subsidiaries of NorAm were fixed-price payors and fixed-price receivers in Energy Derivatives covering 38,754 Bbtu and 7,647 Bbtu of natural gas, respectively. Also, at December 31, 1997 subsidiaries of NorAm were parties to variable-priced Energy Derivatives totaling 3,630 Bbtu of natural gas. The weighted average maturity of these instruments is less than one year.

    The notional amount is intended to be indicative of the Company and its subsidiaries' level of activity in such derivatives, although the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When Energy Derivatives are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed as further discussed below. Under such circumstances, gains (losses) are deferred and recognized as a component of income when the underlying hedged item is recognized in income.

    The average maturity discussed above and the fair value discussed in Note 13 are not necessarily indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(c) Trading and Non-trading -- General Policy.

    In addition to the risk associated with price movements, credit risk is also inherent in the Company and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. While, as yet, the Company and its subsidiaries have experienced no significant losses due to the credit risk associated with these arrangements, the Company has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, the Company and/or its subsidiaries, as the case may be, enter into such contracts primarily with those counterparties with a minimum Standard & Poor's or Moody's rating of BBB- or Baa3, respectively. For long-term arrangements, the Company and its subsidiaries periodically review the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. Should the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise, or obtain compensatory damages in lieu thereof. The Company might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then current market prices. In such event, the Company might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, the Company believes that the risk of incurring a significant financial statement loss due to the non-performance of counterparties to these transactions is minimal.

    The Company's policies prohibit the use of leveraged financial instruments.

    The Company has established a Risk Oversight Committee to oversee all corporate price and credit risk, including NES' risk management and trading activities. The Risk Oversight Committee's responsibilities include reviewing the Company and its subsidiaries' overall risk management strategy and monitoring risk management activities to ensure compliance with the Company's risk management limitations, policies and procedures.

(3) RATE MATTERS

(a) Electric Proceedings.

    The Texas Utility Commission has original (or in some cases appellate) jurisdiction over Electric Operations' electric rates and services. Texas Utility Commission orders may be appealed to a District Court in Travis County, and from that court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Texas Utility Commission, such matters are remanded to the Texas Utility Commission for action in light of the courts' orders.

(b) Transition and Price Reduction Plan.

    In 1997, the Texas legislature considered but did not pass legislation intended to address various issues concerning the restructuring of the electric utility industry, including proposals that would permit Texas retail electric customers to choose their own electric suppliers beginning on December 31, 2001. The legislative proposals included provisions relating to full stranded cost recovery; rate reductions; rate freezes; the unbundling of generation operations, transmission and distribution and customer service operations; securitization of regulatory assets; and consumer protections. Although the Company and certain other parties (including the Texas Utility Commission) supported the bill, it was not enacted prior to the expiration of the legislative session.

    In October 1997, the Company announced a proposed transition to competition plan intended to address certain aspects of the proposals contained in the legislation formerly pending before the Texas legislature. By mid December 1997, negotiations resulted in a settlement agreement (Settlement Agreement) executed by the Company, the staffs of the Texas Utility Commission and the City of Houston, representatives of the state's principal consumer and industrial groups and others. The Settlement Agreement was subsequently filed with the Texas Utility Commission, where it is currently under consideration.

    Under the terms of the Settlement Agreement, residential customers will receive a 4% credit to the base cost of electricity in 1998, increasing to 6% in 1999. Small and mid-sized businesses will receive a 2% credit to their base costs beginning in 1998. The combined effect of these reductions is expected to decrease base revenues by $166 million over a two year period. In addition, the Company (over the next two years) will be permitted, as a way to assist the Company in mitigating its potentially stranded costs, to (i) redirect to production property all of its current depreciation expenses that would otherwise be credited to accumulated depreciation for transmission and distribution property, and (ii) apply any and all earnings above a rate of return cap of 9.95% to increase the depreciation of production property. The Company estimates that redirected depreciation over the two-year period of 1998 and 1999 will be approximately $364 million. As part of the Settlement Agreement, the Company agreed to support proposed legislation in the 1999 Texas legislative session that includes provisions providing for retail customer choice effective December 31, 2001 and other provisions consistent with those in the 1997 proposed legislation.

    The Settlement Agreement is currently under consideration by the Texas Utility Commission, the City of Houston and other cities served by HL&P. In December 1997, the Texas Utility Commission approved the petition filed by the Company to implement the requested base rate credits on a temporary basis beginning January 1, 1998, and pending final Texas Utility Commission consideration. The approval also included the accounting order necessary to permit the Company to begin redirecting depreciation from its transmission and distribution facilities to production property on a temporary basis pending final Texas Utility Commission consideration. A procedural schedule has been developed by the Texas Utility Commission whereby a final decision regarding the Settlement Agreement would be reached by the end of March 1998.

(c) 1995 Rate Case.

    In August 1995, the Texas Utility Commission unanimously approved a settlement resolving the Company's most recent rate case (Docket No. 12065) as well as a separate proceeding (Docket No. 13126) regarding the prudence of operation of the South Texas Project.

    See Note 1(f) regarding additional depreciation and amortization that is permitted under the 1995 Rate Case Settlement with respect to the South Texas Project and the Company's investment in certain lignite reserves associated with a canceled generating station.

(d) Docket No. 6668.

    In September 1997, the Company received a judgment dismissing all outstanding appeals of the Texas Utility Commission's order in Docket No. 6668, an inquiry into the prudence of the planning and construction of the South Texas Project. In that order, the Texas Utility Commission had determined that $375.5 million of the Company's $2.8 billion investment in the South Texas Project had been imprudently incurred. That ruling was incorporated into Electric Operations' 1988 and 1991 rate cases. As a result of this judgment, all outstanding appeals of prior rate cases involving the Company have now been dismissed and the orders granted in such cases are now final.

(4) JOINTLY OWNED ELECTRIC UTILITY PLANT

(a) Investment in South Texas Project.

    The Company has a 30.8% interest in the South Texas Project, which consists of two 1,250 MW nuclear generating units, and bears a corresponding 30.8% share of capital and operating costs associated with the project. As of December 31, 1997, the Company's investment in the South Texas Project was $1.8 billion (net of $714 million accumulated depreciation). The Company's investment in nuclear fuel (including AFUDC) was $51 million (net of $205 million amortization) as of such date.

    Effective November 1997, the Company and the other three owners of the South Texas Project completed the transfer of the Company's responsibilities for operation of the South Texas Project to a new Texas non-profit corporation formed by the four owners and known as the STP Nuclear Operating Company (STPNOC). STPNOC was formed exclusively for the purpose of operating the South Texas Project, and the Company's officers and employees who had been responsible for day-to-day operation and management of the South Texas Project were transferred to the operating company in October, 1997 and the related employee benefit obligations were transferred in December, 1997. The operating company is managed by a board of directors composed of one director from each of the four owners, along with the chief executive officer of STPNOC.
Formation of STPNOC did not affect the underlying ownership of the South Texas Project, which continues as a tenancy in common among the four owners, with each owner retaining its undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. The four owners continue to provide overall oversight of the operations of the South Texas Project through an owners' committee composed of representatives of each of the owners and through the board of directors of STPNOC.

(b) 1996 Settlement of South Texas Project Litigation.

    In 1996, the Company recorded an aggregate $95 million ($62 million net of tax) charge in connection with various settlements of lawsuits filed by co-owners of the South Texas Project. The formation of STPNOC by the four co-owners (including the Company) of the South Texas Project was contemplated by these settlements. For information about the execution of an operations agreement with the City of San Antonio in connection with one of these settlements, see Note 12(c).

(c) Nuclear Insurance.

    The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. This coverage consists of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. With respect to excess property insurance, the Company and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $11.5 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the Nuclear Regulatory Commission
(NRC) regulations relating to the safety of licensed reactors and decontamination operations.

    Pursuant to the Price Anderson Act (Act), the maximum liability to the public of owners of nuclear power plants, such as the South Texas Project, was $8.72 billion as of December 1997. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan. The assessment of deferred premiums provided by the plan for each nuclear incident is up to $79.3 million per reactor, subject to indexing for inflation, a possible 5% surcharge (but no more than $10 million per reactor per incident in any one year) and a 3% state premium tax. The Company and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

    There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition and results of operations.

(d) Nuclear Decommissioning.

    The Company contributes $14.8 million per year to a trust established to fund its share of the decommissioning costs for the South Texas Project. For a discussion of securities held in the Company's nuclear decommissioning trust, see Note 1(o). In May 1994, an outside consultant estimated the Company's portion of decommissioning costs to be approximately $318 million (1994 dollars). The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC, and assumed deactivation of Units Nos. 1 and 2 upon the expiration of their 40-year operating licenses. While the current and projected funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning, changes in regulatory and accounting requirements, changes in technology and changes in costs of labor, materials and equipment.

(e) Assessment Fees for Spent Fuel Disposal and Enrichment and Decommission

    By contract, the United States Department of Energy (DOE) has committed itself ultimately to take possession of all spent fuel generated by the South Texas Project. The DOE contract currently requires payment of a spent fuel disposal fee on nuclear plant-generated electricity of one mill (one-tenth of a cent) per net KWH sold. This fee is subject to adjustment to ensure full cost recovery by the DOE. The Energy Policy Act also includes a provision that assesses a fee upon domestic utilities that purchased nuclear fuel enrichment services from the DOE before October 24, 1992. The South Texas Project's assessment is approximately $2 million per year (subject to escalation for inflation). The Company has a remaining estimated liability of $5.5 million for such assessments.

(5) EQUITY INVESTMENTS IN FOREIGN AFFILIATES

    HI Energy, a wholly owned subsidiary of the Company formed in 1993, participates primarily in the development and acquisition of foreign independent power projects and the privatization of foreign generating and distribution companies.

    The Company accounts for affiliate investments of its subsidiaries under the equity method of accounting where: (i) the subsidiary's ownership interest in the affiliate ranges from 20% to 50%, (ii) the ownership interest is less than 20% but the subsidiary exercises significant influence over operating and financial policies of such affiliate or (iii) the subsidiary's ownership interest in the affiliate exceeds 50% but the subsidiary does not exercise control over the affiliate. The Company's proportionate share of the equity in net income in these affiliates for the years ended December 31, 1997, 1996 and 1995 was $48.6 million, $17 million and $.5 million, respectively, which amounts are included on the Company's Statements of Consolidated Income in Revenues -- International.

    The Company's and its subsidiaries' equity investments in foreign and non-regulated affiliates at December 31, 1997 and 1996 were $704 million and $502 million, respectively.

(a) Acquisitions.

    In May 1996, a subsidiary of HI Energy acquired 11.35% of the common stock of Light, a publicly held Brazilian corporation, for $393 million which includes the direct costs of the acquisition. Light is the operator under a 30-year concession agreement of an integrated electric power and distribution system that serves a portion of the state of Rio de Janeiro, Brazil, including the city of Rio de Janeiro. The winning bidders in the government-sponsored auction of Light, including a subsidiary of HI Energy, formed a consortium whose aggregate ownership interest of 50.44% represents a controlling interest in Light.

    In June 1997, a consortium of investors which included a subsidiary of HI Energy, acquired for $496 million a 56.7% controlling ownership interest in Empresa de Energia del Pacifico S.A.E.S.P. (EPSA), an electric utility system serving the Valle de Cauca region of Colombia, including the area surrounding the city of Cali. HI Energy contributed $152 million of the purchase price for a 28% ownership interest in EPSA. In addition to its distribution facilities, EPSA owns 850 MW of electric generation capacity.

    In May 1997, HI Energy increased its indirect ownership interest in Empresa de la Plata S.A. (EDELAP), an Argentina electric utility, from 48% to 63%. The purchase price of the additional interest was $28 million. HI Energy has recorded its investment in EDELAP using the equity method because of the significance of the participatory rights held by a minority shareholder.

    HI Energy has accounted for these transactions under purchase accounting and has recorded its investments and its interest in the affiliates' earnings after the acquisition dates using the equity method. The purchase prices were allocated on the basis of the estimated fair market values of the assets acquired and the liabilities assumed as of the dates of acquisition. The differences between the amounts paid and the underlying fair values of the net assets acquired are being amortized as a component of earnings attributable to unconsolidated affiliates over the estimated lives of the projects ranging from 30 to 40 years. Purchase price adjustments to fixed assets are being amortized over the underlying assets' estimated useful lives.

(b) Valuation Allowance.

    HI Energy is an investor in two waste tire-to-energy projects in the State of Illinois. The projects had been developed by HI Energy in reliance upon a state subsidy intended to encourage development of energy project facilities for the disposal of solid waste. In March 1996, the State of Illinois repealed the subsidy. As a result of the loss of the subsidy, the Company recorded (i) a $28 million valuation allowance effective in the fourth quarter of 1995 (resulting in an $18 million after-tax charge in that year) and (ii) an additional $8 million valuation allowance in the first quarter of 1996 (resulting in a $5 million after-tax charge in that year). At the time of the Illinois legislature's actions, construction work on one of the waste-to-energy projects had been substantially completed.

    The valuation allowance reflects the combined amounts lent to the projects on a subordinated basis by HI Energy. HI Energy also is a party to two separate note purchase agreements committing it, under certain circumstances, to lend up to an additional $16 million. The Company has entered into a support agreement to enable HI Energy to honor its obligation under these note purchase agreements. In the Company's opinion, it is unlikely that additional loans would be required to be made under the note purchase agreements relating to the facility for which construction had been substantially completed (Ford Heights Project). In March 1996, a subsidiary of HI Energy purchased from a senior lending bank all notes relating to the project for which construction had not yet commenced (Fulton Project) (approximately $4.1 million). As a consequence, HI Energy has discretion over when, if ever, the construction activities for the Fulton project will resume and, in turn, control over future obligations of HI Energy to acquire additional subordinated notes for the Fulton project.

    The Company and HI Energy are defendants in various lawsuits filed in connection with the Ford Heights Project. CGE Ford Heights, L.L.C., (CGE Ford Heights) the owner of the project, has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. In October 1997, CGE Ford Heights filed a lawsuit against First Trust National Association, HI Energy and Zurn Industries, Inc. (Zurn). CGE Ford Heights is seeking a determination of the funding obligations of HI Energy and Zurn. In addition, the trustee for the holders of the bonds issued to finance the project has filed suit against the Company, HI Energy and Zurn. The trustee alleges that the Company and HI Energy are obligated to contribute to CGE Ford Heights approximately $15 million in the form of subordinated debt obligations. The Company and HI Energy are vigorously contesting the matter. The Company does not believe that the litigation will have a material adverse impact on the Company's or HI Energy's financial statements.

(12) COMMITMENTS AND CONTINGENCIES

(a) Commitments.

    The Company has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with Electric Operations' capital program are generally revocable by the Company, subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties. The Company's and its subsidiaries' other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

(b) Fuel and Purchased Power.

    The Company is a party to several long-term coal, lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $200 million in 1998, $203 million in 1999 and $177 million in 2000. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $9 million for 1998, $9 million for 1999 and $10 million for 2000. Minimum payment obligations for both natural gas purchase and storage contracts associated with Electric Operations are approximately $9 million annually in 1998, 1999 and 2000.

    The Company also has commitments to purchase firm capacity from cogenerators of approximately $22 million in both 1998 and 1999. Texas Utility Commission rules currently allow recovery of these costs through Electric Operations' base rates for electric service and additionally authorize the Company to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Texas Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the two principal firm capacity contracts contain provisions allowing the Company to suspend or reduce payments and seek repayment for amounts disallowed.

(c) Operations Agreement with City of San Antonio.

    As part of the settlement with the City of San Antonio, the Company entered into a 10-year joint operations agreement under which the Company and the City of San Antonio, acting through the City Public Service Board of San Antonio
(CPS), share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement entered into between CPS and Electric Operations, the Company has guaranteed CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the 10-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, the Company anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operating agreement. In 1996, savings generated for CPS' account for a partial year of joint operations were approximately $14 million. In 1997, savings generated for CPS' account for a full year of operation were approximately $22 million.

(d) Transportation Agreement.

    NorAm had an agreement (the ANR Agreement) with ANR Pipeline Company (ANR) which contemplated a transfer to ANR of an interest in certain of NorAm's pipeline and related assets, representing capacity of 250 Mmcf/day, and pursuant to which ANR had advanced $125 million to the Company. The ANR Agreement has been restructured and, after refunds of $84 million through December 31, 1997, NorAm currently retains $41 million (recorded as a liability) in exchange for ANR's or its affiliates' use of 130 Mmcf/ day of capacity in certain of NorAm's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(e) Lease Commitments.

    The following table sets forth certain information concerning NorAm's obligations under operating leases:

    Minimum Lease Commitments at December 31, 1997(1)

                                                                                       (MILLIONS OF DOLLARS)
                                                                                       ---------------------
      1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $ 24
      1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             19
      2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             16
      2001  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             15
      2002  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              9
      2003 and beyond . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             22
                                                                                                ----
                Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $105
                                                                                                ====

---------

(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment).

    NorAm has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. At December 31, 1997, NorAm had leased assets with a value of approximately $58.1 million under this lease with a basic term of one year. NorAm does not expect to lease additional property under this lease agreement.

    Lease payments related to NorAm's master leasing agreement are included in the preceding table for only their basic term. Total rental expense for all leases since the Acquisition Date was approximately $15 million in 1997.

(f) Letters of Credit.

    At December 31, 1997, NorAm had letters of credit incidental with its ordinary business operations totaling approximately $42 million under which NorAm is obligated to reimburse drawings, if any.

(g) Indemnity Provisions.

    At December 31, 1997, NorAm has $11.4 million accounting reserve on the Company's Consolidated Balance Sheet in Other Deferred Credits for possible indemnity claims asserted in connection with its disposition of NorAm's former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former NorAm subsidiary engaged in the intrastate pipeline and liquids extraction business; (ii) Arkla Exploration Company, a former NorAm subsidiary engaged in oil and gas exploration and production activities; and
(iii) Dyco Petroleum Company, a former NorAm subsidiary engaged in oil and gas exploration and production.

(h) Other.

    Electric Operations' service area is heavily dependent on oil, gas, refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company. The Company and NorAm are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the effect on the Company's and NorAm's respective financial statements, if any, from the disposition of these matters will not be material.

    In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class, against the Company and Houston Industries Finance Inc. (formerly a wholly owned subsidiary of the Company) citing underpayment of municipal franchise fees. The plaintiffs claim, among other things, that from 1957 to the present, franchise fees should have been paid on sales taxes collected by HL&P on non-electric receipts as well as electric sales. Plaintiffs advance their claims notwithstanding their failure to notice such claims over the previous four decades. Because all of the franchise ordinances affecting HL&P expressly impose fees only on electric sales, the Company regards plaintiffs' allegations as spurious and is vigorously contesting the matter. The plaintiffs' pleadings assert that their damages exceed $250 million. No trial date is currently set. Although the Company believes the claims to be without merit, the Company cannot at this time estimate a range of possible loss, if any, from the lawsuit, nor can any assurance be given as to its ultimate outcome

    The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the Company's financial statements, if any, from the disposition of these matters will not be material.